American Trust Investment Services, Inc.

Statement of Financial Condition and

Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2020

Public

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 14394

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/20_____ AND ENDING __12/31/20_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Trust Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1244 119th Street
(No. and Street)

Whiting	**Indiana**	**46394**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Grady   **630-435-9128**
                                                                              (Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Melissa L. Ryan & Associates, LLC
(Name - *if individual, state last, first middle name*)

15414 S. Harlem Avenue	**Orland Park**	**Illinois**	**60462**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   X   Certified Public Accountant-PCAOB Registered
   ☐   Public Accountant
   ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Michael Grady_____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____American Trust Investment Services, Inc._____,

as of ____December 31_____, 2020

_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



WILLIAM J CARBONI
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 09, 2024

_____Signature_____

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page
X (b) Statement of Financial Condition.
   (c) Statement of Income (Loss).
   (d) Statement of Cash Flows
   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
□ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
   (g) Computation of Net Capital.
□ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
□ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
   (l) An Oath or Affirmation
   (m) A Copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).

Melissa L. Ryan & Associates, LLC

Certified Public Accountants / Business and Personal Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of American Trust Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of American Trust Financial Services, Inc.'s management. Our responsibility is to express an opinion on American Trust Investment Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Trust Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commissions and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Melissa L. Ryan & Associates, LLC

We have served as American Trust Investment Services, Inc.'s auditor since 2020.

Orland Park, Illinois
March 1, 2021

15414 S. Harlem Avenue | Orland Park, Illinois 60462 | Office: 708-966-2651 | Fax: 312-660-8806

AMERICAN TRUST INVESTMENT SERVICES, INC.
AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 388,337
Receivable from clearing broker/dealers	154,312
Brokerage account money markets position	427,865
Securities owned, at fair value	7,012
Furniture, equipment and leasehold improvements, at cost, net of $23,366 accumulated depreciation	-
Other assets	59,208
TOTAL ASSETS	**$ 1,036,734**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 284,682
Commissions payable	496,577
Total Liabilities	$ 781,259

SHAREHOLDER'S EQUITY

Common stock, no par value, 100 shares authorized, issued and outstanding	$ 45,000
Additional paid in capital	63,800
Retained earnings	146,675
Total Shareholder's Equity	$ 255,475
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 1,036,734**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - American Trust Investment Services, Inc. (the "Company") was incorporated in the state of Indiana on December 23, 1968 as Peerson & Company, Inc. CCIG Acquisition Company, LLC closed on the purchase of the Company from Amtru, Inc. on May 15, 2012. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue – Commission Revenue earned on customer security transactions is accounted for on a trade-date basis. Revenue is recognized when fees are charged in compliance with GAAP and with FASB ASC 606 when performance obligations have been satisfied and in the period earned.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation – Depreciation of fixed assets was provided for using the straight-line method over five years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

In addition, the Company's cash is on deposit at three financial institutions but uses one primarily for its operations and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The Corporation is a C Corporation for income tax purposes. As of December 31, 2020, the Company had a net operating loss carryforward of approximately $11,879

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The accompanying notes are an integral part of these financial statements.

NOTE 3 - FAIR VALUE MEASUREMENT - *(Continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2020 are as follows:

	Level 1	Level 2	Level 3	Total
Securities	$8,542	$426,334	$ -	$434,876
Total assets at fair value	$8,542	$426,334	$ -	$434,876

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On December 31, 2020, the Company's net capital and required net capital were $174,308 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 447.64%.

The accompanying notes are an integral part of these financial statements.

NOTE 5 - LEASE COMMITMENTS

The Company leases three office spaces, one for $1,150 on a 2 year lease and the other two on a month to month basis, for a total amount of $4,100 per month. $2,000 a month is paid to an LLC that manages the finance office which is controlled by two of the officers of the Company. It is the opinion of the officers that it could attain similar rent if rented by another company. The rent was not negotiated by a third party and therefore there has been no secondary check as to whether the Company is paying more for rent than they would elsewhere. The lease payments for the year ended December 31, 2020 was $38,468 which has been met.

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In order to facilitate securities transactions, there is a secondary clearing agreement (Tri-Party agreement) among LaSalle St. Securities, L.L.C. ("Primary Correspondent"), the Company ("Secondary Correspondent"), and National Financial Services, LLC. The new Clearing Broker/dealer (NFS) has accepted the introduction of brokerage accounts of Secondary Correspondent through Primary Correspondent and to provide to such accounts the Clearing Services provided to the other accounts introduced to NFS by Primary Correspondent pursuant to the Clearing Agreement. The Secondary Correspondent is willing to indemnify, defend, and hold harmless Primary Correspondent and NFS for losses incurred by Primary Correspondent or NFS, respectively, in connection with all accounts introduced by Secondary Correspondent to NFS through Primary Correspondent. The Secondary Correspondent is not required to have a deposit with the Primary Correspondent or NFS. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Primary Correspondent or NFS to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company added a second clearing arrangement on a Fully Disclosed basis with RBC correspondent sources. They have provided the clearing firm with a $50,000.00 security deposit. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted

The accompanying notes are an integral part of these financial statements.

obligations and it is necessary for the Primary Correspondent or NFS to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity in excess the security deposit.

NOTE 7- AFFILIATED TRANSACTIONS

The Company currently uses an affiliate to act as a Professional Employment Organization ("PEO") to provide payroll and consulting fees on behalf the Company. Other Affiliates of the Company also use the same PEO. The Company also splits the cost of the E and O Insurance with affiliates of the Company.

The accompanying notes are an integral part of these financial statements.